240 Leigh Farm Road, Suite 245

Durham, NC 27707

August 6, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeff Gabor

Re:                             Dova Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed July 27, 2018

File No. 333-226403

Acceleration Request

Requested Date:           August 8, 2018

Requested Time:           4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-226403) (the “Registration Statement”) to become effective on August 8, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, either of Mark Ballantyne at (703) 456-8084 or Donald Shum at (212) 479-6529.

[Signature page follows]

Very truly yours,

Dova Pharmaceuticals, Inc.

By:	/s/ Mark Hahn
Mark Hahn
Chief Financial Officer

cc:                                Alex Sapir, Dova Pharmaceuticals, Inc.

Marc Banjak, Dova Pharmaceuticals, Inc

Darren DeStefano, Cooley LLP